                                                    Registration No. 333-60459
                                                                Rule 424(b)(3)

                                     PROSPECTUS

                             THOMAS & BETTS CORPORATION
                                    COMMON STOCK

                                  1,460,954 SHARES

               All of the shares of Thomas & Betts Corporation (the "Company") Common Stock, $0.10 par value per share (the "Common Stock") offered hereby are being sold by the holders of the Common Stock named herein under "Selling Shareholders" (the "Selling Shareholders"). The Company will not receive any of the proceeds of the offering.

               The Selling Shareholders named herein, or any pledgees, donees, transferees or other successors in interest, directly, through agents to be designated from time to time, or through dealers or underwriters also to be designated, may sell the Common Stock from time to time in one or more transactions on the New York Stock Exchange or in the over-the-counter market and in negotiated transactions, on terms to be determined at the time of sale. To the extent required, the specific Common Stock to be sold, the names of the Selling Shareholders, the respective purchase prices and public offering prices, the names of any such agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in any accompanying Prospectus Supplement or, if appropriate, a post-effective amendment to the Registration Statement of which this Prospectus is a part. See "Plan of Distribution." By agreement, the Company will pay all the expenses of the registration of the Common Stock by the Selling Shareholders other than underwriting discounts and commissions and transfer taxes, if any. Such expenses to be borne by the Company are estimated at $56,500.

               The Selling Shareholders and any broker-dealers, agents or underwriters that participate with the Selling Shareholders in the distribution of the Common Stock may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any commissions received by them and any profit on the resale of the Common Stock purchased by them may be deemed underwriting commissions or discounts under the Securities Act.

               The Common Stock is listed on the New York Stock Exchange under the symbol "TNB." The last reported sale price of the Common Stock on the New York Stock Exchange Composite Tape on August 21, 1998 was $38.125 per share.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
              COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                 THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT.
                     ANY REPRESENTATION TO THE CONTRARY IS
                              A CRIMINAL OFFENSE.

                   The date of this Prospectus is August 24, 1998

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

               A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BY ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE. INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT.

                             AVAILABLE INFORMATION

               Thomas & Betts Corporation (the "Company") is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy and information statements and other information filed by the Company with the Commission can be inspected, and copies may be obtained at prescribed rates at the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the following Regional Offices of the Commission: Chicago Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and New York Regional Office, 7 World Trade Center, New York, New York 10048. Information on the operation of the Public Reference Room may be obtained by calling the Commission at 1-800-SEC-0330. Such materials can also be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov and inspected and copied at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

               This Prospectus constitutes a part of a registration statement on Form S-3 (together with all amendments and exhibits, herein referred to as the "Registration Statement") filed by the Company under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all of the information included in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Reference is made to such Registration Statement and to the exhibits relating thereto for further information with respect to the Company and the securities offered hereby.

               Statements made in this Prospectus concerning the provisions of any contract, agreement or other document referred to herein are not necessarily complete. With respect to each such statement concerning a contract, agreement or other document filed as an exhibit to the Registration Statement or otherwise filed with the Commission, reference is made to such exhibit or other filing for a more complete description of the matter involved, and each such statement is qualified in its entirety by such reference.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents filed with the Commission in accordance with the provisions of the Exchange Act are incorporated herein by reference and made a part hereof.

     1. The Company's Annual Report on Form 10-K for the fiscal year ended December 28, 1997, filed March 19, 1998.

     2. The Company's Quarterly Reports on Form 10-Q for the quarters ended April 5, 1998 and July 5, 1998, filed May 20, 1998 and August 19, 1998, respectively.

     3. The Company's Current Reports on Form 8-K dated February 5, 1998, February 10, 1998, May 7, 1998, and July 30, 1998, filed February 10, 1998, February 19, 1998, May 7, 1998 and July 30, 1998, respectively.

     4. The Company's Registration Statement on Form 8-A dated December 12, 1997, filed December 15, 1997 and the Company's Report on Form 8B dated May 2, 1996 and filed May 2, 1996.

               All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and before the termination of the offering made by this Prospectus shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents.

               Any statement contained in a document incorporated or deemed to be incorporated by reference herein, or contained in this Prospectus, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

               The Company will furnish without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents incorporated by reference in this Prospectus (other than exhibits, unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be directed to Jerry Kronenberg, Corporate Secretary, Thomas & Betts Corporation, 8155 T&B Boulevard, Memphis, Tennessee 38125, or by telephone at (901) 252-8000.

                         THOMAS & BETTS CORPORATION

               The Company designs, manufactures and markets, on a global basis, electrical and electronic connectors and components with manufacturing facilities and marketing activities in North America, Europe and the Far East. The Company's products are sold worldwide through electrical, electronic and HVAC distributors, mass merchandisers, catalogs and home centers, and directly to original equipment manufacturer ("OEM") markets. The Company operates in three business segments - Electrical, OEMs and Communications. Electrical construction and maintenance components are sold primarily in North America, and manufactured and assembled at facilities located in the United States, Puerto Rico, Canada and Mexico. Electronic components are sold in North America, Europe and Asia, and manufactured at facilities in the United States, Europe, Mexico, Japan and Singapore. Other products and components--principally heaters, heating and ventilation systems, components for transmission and distribution of electric power, transmission poles and towers--are sold primarily in North America and manufactured in the United States, Europe and Mexico.

               Selective acquisitions have been made to broaden the Company's business worldwide. The Company currently is evaluating several acquisition possibilities, and expects to do so from time to time in the future. The Company may finance any such acquisitions, which it consummates through the issuance of private or public debt or equity, internally generated funds or a combination of the foregoing. Under certain circumstances, the Company may become more leveraged as a result of such acquisitions. The Company's goal is to finance or refinance any such acquisitions in a manner that will not change the ratings of its debt securities in the long term. However, no assurance can be given that the Company will be able to meet this goal.

               The Company was established in 1898 as a sales agency for electrical wires and raceways and was incorporated in New Jersey in 1917 and reincorporated in Tennessee in May 1996. The Company's executive offices are located at 8155 T&B Boulevard, Memphis, Tennessee 38125, telephone number
(901) 252-8000.

                                  USE OF PROCEEDS

               The sale of the Common Stock offered hereby is for the account of the Selling Shareholders. Accordingly, the Company will not receive any of the proceeds from the sale by the Selling Shareholders of the Common Stock.

                            DESCRIPTION OF CAPITAL STOCK

               The authorized capital stock of the Company currently consists of 250,000,000 shares of Common Stock, $0.10 par value, and 1,000,000 shares of preferred stock, $0.10 par value, issuable in series (the "Preferred Stock"). As of August 21, 1998, there were outstanding 56,730,918 shares of Common Stock. As of August 21, 1998, there were no shares of Preferred Stock outstanding, but 300,000 shares of Preferred Stock have been reserved in connection with the Company's Series A Participating Cumulative Preferred Stock Purchase Rights.

COMMON STOCK

               The holders of Common Stock are entitled to one vote per share for each share held of record on all matters voted on by shareholders, including the election of directors, and are entitled to participate equally in dividends when and as such dividends may be declared by the Board of Directors out of legally available funds. As a Tennessee corporation, the Company is subject to statutory limitation on the declaration and payment of dividends. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock have the right to a ratable portion of assets remaining after satisfaction in full of the prior rights of creditors, including holders of the Company's indebtedness, all liabilities and the aggregate liquidation preferences of any outstanding shares of Preferred Stock. The holders of Common Stock have no conversion, redemption, preemptive or cumulative voting rights. All outstanding shares of Common Stock are validly issued, fully paid and non-assessable.

TRANSFER AGENT AND REGISTRAR

               The transfer agent and registrar for Common Stock is First Chicago Trust Company of New York, P.O. Box 2534, Suite 4649, Jersey City, New Jersey 07303-2534.

PREFERRED STOCK PURCHASE RIGHTS

               On December 3, 1997, the Board of Directors of the Company declared a dividend of one preferred stock purchase right (a "Right") for each outstanding share of Common Stock of the Company payable to holders of record as of the close of business on December 15, 1997 (the "Record Date"). Shares of Common Stock issued after the Record Date and prior to the Distribution Date (as defined below) will be issued with a Right attached so that all shares of Common Stock outstanding prior to the Distribution Date will have Rights attached.

               Prior to the Distribution Date, the Rights will be evidenced by the certificates for, and will be transferred with, the Common Stock, and the registered holders of the Common Stock will be deemed to be the registered holders of the Rights. After the Distribution Date, the Rights Agent (as defined below) will mail separate certificates evidencing the Rights to each record holder of the Common Stock as of the close of business on the Distribution Date, and thereafter the Rights will be transferable separately from the Common Stock. The Rights are listed on the New York Stock Exchange. The "Distribution Date" means the earlier of (i) the 10th day (or such later day as may be designated by a majority of the Continuing Directors (as defined below)) after the date (the "Stock Acquisition Date") or the first public announcement that a person (other than the Company or any of its subsidiaries or any employee benefit plan of the Company or any such subsidiary) has acquired beneficial ownership of 15% or more of the outstanding shares of Common Stock (an "Acquiring Person") and (ii) the 10th business day (or such later day as may be designated by a majority of the

Continuing Directors) after the date of the commencement of a tender or exchange offer by any person which would, if consummated, result in such person becoming an Acquiring Person.

               Prior to the Distribution Date, the Rights will not be exercisable. After the Distribution Date, each Right will be exercisable to purchase, for $200 (the "Purchase Price"), one two-hundredths of a share of Series A Participating Cumulative Preferred Stock, $0.10 par value per share.
 The terms and conditions of the Rights are set forth in a Rights Agreement dated as of December 3, 1997 between the Company and First Chicago Trust Company of New York, as Rights Agent.

               If any person becomes an Acquiring Person, each Right (other than Rights beneficially owned by the Acquiring Person and certain affiliated persons) will entitle the holder to purchase, for the Purchase Price, a number of shares of Common Stock having a market value of twice the Purchase Price.

               If, after any person has become an Acquiring Person, (1) the Company is involved in a merger or other business combination in which the Company is not the surviving corporation or its Common Stock is exchanged for other securities or assets, or (2) the Company or one or more of its subsidiaries sell or otherwise transfer assets or earning power aggregating more than 50% of the assets or earning power of the Company and its subsidiaries, taken as a whole, then each Right will entitle the holder to purchase, for the Purchase Price, a number of shares of common stock of the other party to such business combination or sale (or in certain circumstances, an affiliate) having a market value of twice the Purchase Price.

               At any time after any person has become an Acquiring Person (but before any person becomes the beneficial owner of 50% or more of the outstanding shares of Common Stock), a majority of the Continuing Directors may exchange all or part of the Rights (other than Rights beneficially owned by an Acquiring Person and certain affiliated persons) for shares of Common Stock at an exchange ratio of one share of Common Stock per Right.

                The Board of Directors may redeem all of the Rights at a price of $.005 per Right at any time prior to the close of business on the 10th day after the Stock Acquisition Date (or such later date as may be designated by a majority of the Continuing Directors).

                "Continuing Director" means any member of the Board of Directors who was a member of the Board prior to the time an Acquiring Person becomes such or any person who is subsequently elected to the Board if such person is recommended or approved by a majority of the Continuing Directors. Continuing Directors do not include an Acquiring Person, an affiliate or associate of an Acquiring Person or any representative or nominee of the foregoing.

                The Rights will expire on December 15, 2000, unless earlier exchanged or redeemed. The Rights may have an effect of delaying, deferring or preventing a change of control of the Company.

                              SELLING SHAREHOLDERS

               The Selling Shareholders have acquired 1,460,954 shares of Common Stock offered hereby from the Company pursuant to an Acquisition Agreement and Plan of Reorganization dated July 2, 1998 by and among the Company and the owners of record of all of the issued and outstanding capital stock of Telecommunication Devices Inc. and its affiliates ("TDI") pursuant to which TDI became a wholly-owned subsidiary of the Company.

               The Company may from time to time supplement or amend this Prospectus, as required, to provide other information with respect to the Selling Shareholders.

                Except as set forth in the table below, none of the Selling Shareholders holds any position or office with, has been employed by, or otherwise has a material relationship with the Company, or any of its predecessors or affiliates, other than as equity holders, creditors or employees of TDI or any of its subsidiaries. The following table sets forth certain information regarding ownership of the Company's Common Stock by the Selling Shareholders. None of the Selling Shareholders owns in excess of 1% of the Common Stock and, because the Selling Shareholders may offer all or part of the Common Stock which they hold pursuant to the offering contemplated by this Prospectus and because their offering is not being underwritten on a firm commitment basis, no estimate can be given as to the amount of the Common Stock that will be held by Selling Shareholders upon termination of this offering.


 SELLING SHAREHOLDER                       NUMBER OF SHARES    NUMBER OF SHARES
 NAME                                       OF COMMON STOCK     OFFERED HEREBY
                                          BENEFICIALLY OWNED
--------------------                      ------------------   ----------------
 Mohamed Alamgir                                 5,518               5,518

 Lisa J. Becker                                 18,393              18,393

 Lisa J. Becker, as Trustee of the Lisa         63,820              63,820
    J. Becker Trust No. 1 dated October
    1, 1997, or her successor in trust

 Alan El-Shafei                                  9,196               9,196

 Ronald Klint                                    3,678               3,678

 Thomas W. Kulawiak (1)                         44,144              44,144

 Doris I. McHale, as Trustee of the            459,815             459,815
    Doris I.  McHale Revocable Trust No. 1
    dated October 1, 1997, or her
    successor in trust  (2)



 SELLING SHAREHOLDER                       NUMBER OF SHARES    NUMBER OF SHARES
 NAME                                       OF COMMON STOCK     OFFERED HEREBY
                                          BENEFICIALLY OWNED
--------------------                      ------------------   ----------------

 John R. McHale                                 18,393              18,393

 John R. McHale, as Trustee of the John         63,820              63,820
    R. McHale Trust No. 1 dated February
    27, 1996, or his successor in
    trust

 Martin McHale                                   5,518               5,518

 Kelly A. Roberts                               82,214              82,214

 Thomas J. Roberts                               1,839               1,839

 Megan L. Snyder                                16,554              16,554

 Megan L. Snyder, as Trustee of the             51,056              51,056
    Megan L. Snyder Trust No. 1 dated
    May  20, 1996, or her successor in
    trust

 Michael C. Snyder                             114,988             114,988

 Molly L. Snyder                                16,554              16,554

 Molly L. Snyder, as Trustee of the             51,056              51,056
    Molly L.  Snyder Trust No. 1 dated May
    20,  1996, or her successor in trust

 Richard C. Snyder, as Trustee of the          421,523             421,523
    Richard C. Snyder Trust No. 1
    dated October 4, 1996, or his
    successor in trust (3)

 Donald Sweeney                                  5,518               5,518

 Like Xie                                        5,518               5,518

 Zhiwei Zhang                                    1,839               1,839

________________
(1)   Mr. Kulawiak served as President of TDI within the past three years.
(2) Ms. McHale served as Chairman and a Director of TDI within the past three years.
(3) Mr. Snyder served as Vice Chairman and Director of TDI within the past three years.

                             PLAN OF DISTRIBUTION

               The Company will not receive any of the proceeds from the sale by the Selling Shareholders of the Common Stock offered hereby. Any or all of the shares of Common Stock may be sold from time to time (i) to or through underwriters or dealers, (ii) directly to one or more other purchasers, (iii) through agents on a best-efforts basis, or (iv) through a combination of any such methods of sale.

               The shares of the Common Stock offered hereby (the "Shares") may be sold from time to time by the Selling Shareholders, or by pledgees, donees, transferees or other successors in interest. Such sales may be made on one or more exchanges or in the over-the-counter market, or otherwise at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The Shares may be sold by one or more of the following: (a) a block trade in which the broker or dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) an exchange distribution in accordance with the rules of such exchange; and (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers. In effecting sales, brokers or dealers engaged by the Selling Shareholders may arrange for other brokers or dealers to participate.
Brokers or dealers will receive commissions or discounts from Selling Shareholders in amounts to be negotiated prior to the sale. In addition, any securities covered by this Prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Prospectus.

               The Selling Shareholders and any such underwriters, dealers or agents that participate in the distribution of the Common Stock may be deemed to be underwriters within the meaning of the Securities Act, and any profit on the sale of the Common Stock by them and any discounts, commissions or concessions received by them may be deemed to be underwriting discounts and commissions under the Securities Act. The Common Stock may be sold from time to time in one or more transactions at a fixed offering price, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. Such prices will be determined by the Selling Shareholders or by an agreement between the Selling Shareholders and underwriters or dealers. Brokers or dealers acting in connection with the sale of Common Stock contemplated by this Prospectus may receive fees or commissions in connection therewith.

               At the time a particular offer of Common Stock is made, to the extent required, a supplement to this Prospectus will be distributed which will identify and set forth the aggregate number of shares of Common Stock being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, the purchase price paid by any underwriter for Common Stock purchased from the Selling Shareholders, any discounts, commissions and other items constituting compensation from the Selling Shareholders or the Company and any discounts, commissions or concessions allowed or reallowed or paid to dealers, including the proposed selling price to the public. Such supplement to this Prospectus and, if necessary, a post-effective amendment to the Registration Statement of which this Prospectus is a part, will be filed with the Commission to reflect the disclosure of additional information with respect to the distribution of the Common Stock.

               Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of the Common Stock may not simultaneously engage in market making activities with respect to the Common Stock for a period of nine business days prior to the commencement of such distribution. In addition and without limiting the foregoing, the Selling Shareholders and any person participating in the distribution of the Common Stock will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation the rules and regulations under Regulation M, which provisions may limit the timing of purchases and sales of the Common Stock by the Selling Shareholders or any such other person.

                In order to comply with certain states securities laws, if applicable, the Common Stock will be sold in such jurisdictions only through registered or licensed brokers or dealers. In certain states, the Common Stock may not be sold unless it has been registered or qualified for sale in such state, or unless an exemption from registration or qualification is available.

               The Company has agreed to indemnify the Selling Shareholders and certain other persons against certain liabilities, including liabilities arising under the Securities Act.

                                  LEGAL MATTERS

               Unless otherwise indicated in a Prospectus Supplement relating to the Common Stock, the legality of the Common Stock will be passed upon for the Company by Jerry Kronenberg, Vice President - General Counsel and Secretary of the Company.

                                     EXPERTS

               The consolidated financial statements of the Company and its consolidated subsidiaries (except the consolidated financial statements of Augat Inc. (a wholly-owned subsidiary of the Company since December 11, 1996) and subsidiaries as of December 29, 1996 and for each of the two years in the period ending December 29, 1996) as of December 28, 1997 and for each of the three years in the period ended December 28, 1997, incorporated in this Prospectus by reference from the Annual Report on Form 10-K of the Company for year ended December 28, 1997 have been audited by KPMG Peat Marwick LLP as stated in their report, which is incorporated herein by reference. The financial statements of Augat Inc. and subsidiaries as of December 29, 1996 and for each of the two years in the period ended December 29, 1996 (consolidated with those of the Company) have been audited by Deloitte & Touche LLP, as stated in their report which is incorporated herein by reference. Such financial statements of the Company and its consolidated subsidiaries have been so incorporated in reliance upon the respective reports of such firms given upon their authority as experts in accounting and auditing. Both of the foregoing firms are independent auditors.